UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Vical Incorporated

File No. 033-56830 - CF#26156

_____

Vical Incorporated submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 7, 1993.

Based on representations by Vical Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.12   through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel